03014328

AB 3/7/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 155

SEC FILE NUMBER
8-52741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TICHE CAPITAL STRATEGIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 GRANT STREET, SUITE 421
(No. and Street)

PITTSBURGH (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL L RAYZ, CPA (724) 843-4920 (AUDITOR; BRADLEY D TICHE (412) 261-4500 (PRINCIPAL)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. R. SNODGRASS, A.C., CPA'S
(Name – *if individual, state last, first, middle name*)

110 CENTRAL SQUARE DRIVE (Address) BEAVER FALLS (City) PA (State) 15010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL L. RAYZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TICHE CAPITAL STRATEGIES, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CPA

Title

Notary Public 2/24/03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SNODGRASS

Certified Public Accountants and Consultants

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. SECTION

Bradley D. Tiche, President
Tiche Capital Strategies, LLC

In planning our audit of the financial statements and supplemental schedules of Tiche Capital Strategies, LLC, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of the Company is responsible for establishing and maintaining internal control. Two of the objectives of internal control are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America.

Because of inherent limitations in internal control, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.R. Snodgrass A.C.

Beaver Falls, PA
February 7, 2003

TICHE CAPITAL STRATEGIES, LLC

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

YEAR ENDED DECEMBER 31, 2002

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. 155 SECTION

TICHE CAPITAL STRATEGIES, LLC

Year Ended December 31, 2002

SNODGRASS
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Tiche Capital Strategies, LLC as of December 31, 2002, and the related statements of income (loss), changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiche Capital Strategies, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass A.C.

Beaver Falls, PA
February 7, 2003

TICHE CAPITAL STRATEGIES, LLC

Statement of Financial Condition

	December 31, 2002
ASSETS	
Cash – operating	$ 16,242
Cash – reserve	10,158
Commissions receivable	16,081
Employee advances	4,836
Prepaid expenses	5,930
Organization costs, net of amortization	14,675
Total assets	$ 67,922
LIABILITIES	
Accounts payable	$ 7,098
Allowance for contingent liability	11,021
Commissions payable	7,033
Payroll taxes payable	1,278
Total liabilities	26,430
MEMBER'S EQUITY	
Retained Earnings (deficit)	(49,372)
Contributed capital	90,864
Total member's equity	41,492
Total liabilities and member's equity	$ 67,922

The accompanying notes are an integral part of the financial statements.

TICHE CAPITAL STRATEGIES, LLC

Statement of Income (Loss)

	Year Ended December 31, 2002
INCOME	
Gross commissions	$ 458,936
EXPENSES	
Commissions	192,168
Clearing costs	55,250
Extension and cancellation costs	1,960
Payroll taxes	15,435
Licenses and permits	2,536
Dues and subscriptions	806
Filing fees	4,942
Accounting fees	10,830
Management fee expense	165,000
Insurance	2,681
State registration fees	7,436
Regulatory and compliance expense	7,455
Trading expenses	5,245
Payroll processing fees	1,579
Bank service charges	306
Amortization	1,174
Miscellaneous expense	787
Total expenses	475,590
Net (loss) for the year	$ (16,654)

The accompanying notes are an integral part of the financial statements.

TICHE CAPITAL STRATEGIES, LLC

Statement of Changes in Member's Equity

	Year Ended December 31, 2002		
	Contributed Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2002	$ 80,864	$(32,718)	$ 48,146
Net (loss) for the year	-	(16,654)	(16,654)
Member's contributed equity	10,000	-	10,000
Balances at December 31, 2002	$ 90,864	$(49,372)	$ 41,492

The accompanying notes are an integral part of the financial statements.

TICHE CAPITAL STRATEGIES, LLC

Statement of Cash Flows

	Year Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$(16,654)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Amortization	1,174
(Increase) decrease in accounts receivable	26,734
(Increase) decrease in other assets	(1,676)
Increase (decrease) in current liabilities	(12,193)
Net cash (used in) operating activities	(2,615)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	10,000
Increase in cash	7,385
CASH, BEGINNING OF YEAR	8,857
CASH, END OF YEAR	$ 16,242
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	-

The accompanying notes are an integral part of the financial statements.

TICHE CAPITAL STRATEGIES, LLC

Notes to Financial Statements
Year Ended December 31, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements of Tiche Capital Strategies, LLC.

Tiche Capital Strategies, LLC, operates in Pittsburgh, Pennsylvania, and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). They provide brokerage services to a variety of customers in the continental United States. The Company is a limited liability company.

ALLOWANCE FOR CONTINGENT LIABILITY

The allowance for contingent liability is revenue not yet recognized on the sales of variable and fixed annuities. That is because there is a 20-day recision period on each sale, which allows the customer to cancel their purchase up to that point. After the recision period ends, the revenue is then recognized as income.

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

INCOME TAXES

Income taxes have not been provided for the 2002 tax year, because the shareholder elected to be treated as a small business corporation for income tax purposes as provided by in Section 1372(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed to the sole member and combined with his other personal income and deductions to determine taxable income on his individual tax return.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

ORGANIZATION COSTS

Tiche Capital Strategies, LLC, incurred organization costs in the form of attorney fees, various registrations and licenses at the inception of the Company. These costs are carried as other assets and are being amortized ratably over 15 years.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RELATED PARTY TRANSACTIONS

The company purchases management services from an affiliated company in which the sole member of Tiche Capital Strategies, LLC is the sole shareholder of said affiliate. The management fees paid to the affiliate in 2002 were $165,000. The services included in this management fee were as follows:

1. All administrative payroll related costs
2. Occupancy costs (rent, utilities, repairs, etc.)
3. Office and administrative expenses
4. Insurance
5. Telephone expenses
6. Technology
7. Promotional expenses
8. Licensing expenses

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities involving primarily the equity markets. The Company could be exposed to risks due to the potential volatility of these markets.

SNODGRASS
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

Our report on our audit of the basic financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2002 appears on page 3. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of supplementary information are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass A.C.

Beaver Falls, PA
February 7, 2003

TICHE CAPITAL STRATEGIES, LLC

Computation of Net Capital

	Year Ended December 31, 2002
Assets:	
Cash	$ 16,242
Commissions receivable	16,081
Less trails (non-allowable)	(23)
Emmett Larkin capital account	10,158
Total assets	42,458
Liabilities:	
Accounts payable	7,098
Allowance for contingent liability	11,021
Commissions payable	7,033
Payroll taxes payable	1,278
Total liabilities	26,430
Net capital	16,028
Minimum net capital requirement	5,000
Excess net capital	$ 11,028

TICHE CAPITAL STRATEGIES, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Tiche Capital Strategies, LLC clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. Therefore, Tiche Capital Strategies, LLC, is exempt from the Reserve Requirements and the Information Relating to the Possession or Control Requirements under Rule 15c3-3.

TICHE CAPITAL STRATEGIES, LLC

Reconciliation Between Audited and Unaudited Statements Of Financial Condition Pursuant to Rule 17a-5(d)(4)

A reconciliation between the audited and unaudited Statements of Financial Condition was not necessary because as of the balance sheet date, there were no material differences between the audited and unaudited Statements of Financial Condition.